SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	April	2023

Commission File Number	001-38346

SPROTT PHYSICAL GOLD AND SILVER TRUST
(Translation of registrant’s name into English)

Suite 2600, South Tower, Royal Bank Plaza, 200 Bay Street Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F              ☐         Form 40-F              ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Exhibit
99.1	Amendment No. 1 to the Amended and Restated Sales Agreement dated April 6, 2023

99.2	Press Release dated April 6, 2023

Exhibit 99.1 is hereby incorporated by reference into the Registrant’s registration statement on Form F-10 (File No. 333-271163), which was originally filed with the Securities and Exchange Commission on April 6, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPROTT PHYSICAL GOLD AND SILVER TRUST

(Registrant)

By Sprott Asset Management GP Inc.,

as general partner of

the manager of the Registrant

Date:	April 6, 2023	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Director